OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MILLER EXPLORATION COMPANY

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

600533 20 2

(Cusip Number)

December 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 600533 20 2

1.	Name of Reporting Person: DANIEL MILLER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 600533 20 2

1.	Name of Reporting Person: DOUBLE DIAMOND ENTERPRISES, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

Item 4. Ownership.
SIGNATURE

     This Amendment No. 2 to the Schedule 13G amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on or about February 18, 1998 (the “Initial Schedule 13D”) by Daniel R. Miller and Double Diamond Enterprises, Inc., (each a “Reporting Person” and collectively, the “Reporting Persons”) as amended by Amendment No. 1 filed with the SEC on or about January 28, 2003, with respect to the Common Stock $0.01 par value of Miller Exploration Company.

Item 4. Ownership.

     On December 4, 2003, the merger (the “Merger”) of Miller Exploration Company with a wholly-owned subsidiary of Edge Petroleum Corporation (“Edge”), with the Company surviving the Merger as a wholly-owned subsidiary of Edge, and other transactions contemplated by that certain Agreement and Plan of Merger, dated May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc. (the “Merger Agreement”) were consummated. Pursuant to the terms of the Merger Agreement, each share of Common Stock was converted into 1.22342 shares of common stock, par value $0.01 per share, of Edge (“Edge Common Stock”). As a result of the Merger, the Reporting Persons ceased to beneficially own 5% or more of a class of the Company’s outstanding securities.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

/s/ Daniel R. Miller
Date: December 16, 2003
Daniel R. Miller

DOUBLE DIAMOND ENTERPRISES, INC

DANIEL R. MILLER

	By:	/s/ Daniel R. Miller

Daniel R. Miller, Trustee

[Signature Page — Schedule 13G]